DC



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



05045337

February 17, 2005

Janet L. Fisher
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006-1470

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/17/2005

Re: The Home Depot, Inc.
Incoming letter dated January 27, 2005

Dear Ms. Fisher:

This is in response to your letters dated January 27, 2005 and January 28, 2005 concerning the shareholder proposal submitted to Home Depot by Mark D. Keskeny. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.



RECD S.E.C.
FEB 1 6 2005
1086

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Mark D. Keskeny
5346 Monitor Avenue
Carmichael, CA 95608

6434 Fair Oaks Blvd. #177
Carmichael, CA 95608



RECD S.E.C.
FEB 1 7 2005
1086

CLEARY GOTTLIEB STEEN & HAMILTON LLP

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470
(212) 225-2000
FACSIMILE (212) 225-3999
WWW.CLEARYGOTTLIEB.COM

WASHINGTON, DC • PARIS • BRUSSELS
LONDON • MOSCOW • FRANKFURT • COLOGNE
ROME • MILAN • HONG KONG • TOKYO




January 27, 2005

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0402

Re: The Home Depot, Inc. – Stockholder Proposal of Mark D. Keskeny

Ladies and Gentlemen:

We are writing on behalf of our client, The Home Depot, Inc. (the "Company"), to notify the Staff of the Division of Corporation Finance of the Company's intention to exclude a stockholder proposal from the Company's proxy materials for its 2005 Annual Meeting of Stockholders (the "2005 Proxy Materials"). On January 25, 2005, Mark D. Keskeny (the "Proponent") submitted the proposal (the "Proposal"), which is attached as Exhibit A.

In accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended, we hereby respectfully request that the Staff confirm that enforcement action will not be recommended against the Company if the Proposal is omitted from the 2005 Proxy Materials. Pursuant to Rule 14a-8(j), enclosed are six copies of this letter and its attachments. A copy of this letter and its attachments are being mailed on this date to the Proponent in accordance with Rule 14a-8(j), informing the Proponent of the Company's intention to omit the Proposal from the 2005 Proxy Materials. The Company intends to begin distribution of its definitive 2005 Proxy Materials on or about April 11, 2005.

It is the Company's view that the Proposal may be properly omitted in accordance with Rule 14a-8(e) because the Proponent failed to submit the Proposal in a timely manner. Rule 14a-8(e)(2) of the Exchange Act provides that proposals for a regularly scheduled annual meeting "must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting."

The Company's 2004 Annual Meeting was held on May 27, 2004. The Company's 2004 Proxy Statement contained the following disclosure on page 39 (copy attached as Exhibit B):

"To be considered for inclusion in next year's Proxy Statement or considered at next year's annual meeting but not included in the Proxy Statement, stockholder proposals must be submitted in writing by December 13, 2004. . . . All written proposals or nominations should be submitted to the Corporate Secretary, The Home Depot, Inc., 2455 Paces Ferry Road, Atlanta, Georgia 30339."

The Proponent's submission was not received by the Company until January 25, 2005. Therefore, the Proposal was received 43 days after the submission deadline contained in the 2004 Proxy Statement. In addition, the submission was post-marked January 15, 2005, well after the deadline.

Pursuant to Rule 14a-8(j)(1), the Company is required to file its reasons to exclude a proposal with the Securities and Exchange Commission (the "Commission") no later than 80 calendar days before it files its definitive proxy statement with the Commission. Since the Company did not receive the Proposal within the time period set forth in Rule 14a-8(j)(1) and is submitting this request promptly after its receipt of the Proposal, the Company believes it has demonstrated good cause for missing the deadline. We respectfully request that the Staff exercise the discretion granted to it under Rule 14a-8(j)(1) and permit the Company to make this submission later than the 80-day period.

For the foregoing reasons, the Company believes it may properly exclude the Proposal from the 2005 Proxy Materials under Rule 14a-8(e)(2). Accordingly, the Company respectfully requests that the Staff not recommend enforcement action if the Company omits the Proposal from its 2005 Proxy Materials. If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the issuance of a Rule 14a-8 response. The Proponent is requested to copy the undersigned on any response it may choose to make to the Staff.

If you have any questions or need any further information, please call the undersigned at (212) 225-2472.

Very truly yours,

Janet L. Fisher/MVH

Janet L. Fisher

cc: Mark D. Keskeny
Frank L. Fernandez, Esq.

Attachments

**Exhibit A**

(Stockholder Proposal from Mark D. Keskeny)

**2005**
**Shareholder Proposal**

Mark D. Keskeny ("the shareholder"), 6434 Fair Oaks Blvd. #177, owning 100 shares of Common Stock of the Company, has given notice that the shareholder intends to present for action at the annual meeting the following resolution:

WHEREAS, the Company, through its At-Home Services installation program, operating under California Contractors License #602331, installed a Whole House Fan with building code violations.

WHEREAS, the Company did not secure required county building permits for any of the Whole House Fans it installed throughout the State of California.

NOW THEREFORE BE IT RESOLVED, that the shareholders request:

1. That "warning letters" be sent to all customers statewide who had these fans installed. The content/wording and completeness of the letters would be OK'd by in-house Company counsel. Information would include that their fans should be boxed, not have dangling electrical wires, and the on/off switch should not flash (arc) because it was not wired to the junction box. The letters would be sent with sufficient postage, by certified mail, or if by regular mail, with the shareholder observing the delivery and transfer to the U.S. Postal Service along with the count.

The shareholder has submitted the following statement in support of the resolution:

There is reason to believe that there are many, many more unreported improper installations. Company installers could either be unqualified and/or could intentionally "cut corners" during the installations. Installers knew that the Company:

1) Did not pull permits and that their installations would not be inspected by county officials.
2) The Company itself does not intermittently quality check any installations, even though the customer agreement says they can, implying that they do inspect.
3) Homeowners who pay $375 for 65 minutes of work would most likely not know what is a proper installation and it would have to be explained to them by someone else with technical knowledge.
4) There are no Company employees available with technical installation knowledge and of building code requirements.
5) The area of installation is often inconspicuous, difficult or impossible to gain access to, and would most likely go undiscovered.
6) It is Company policy to automatically have the same installer return without the Company getting involved and viewing and becoming aware of the extent of the poor workmanship firsthand, so if by chance it were discovered, the Company,

nor any outsider would see it. They would only have to comply with building code and repair the few who spotted and complained and it.

7) It could be much, much later until it was discovered and the installers may be long gone and/or no longer any paper trail.

Improper electrical can cause fires. Insurers could use subrogation. Not notifying customers could pose too much liability to the Company and ultimately shareholders.

*** 500 WORD LIMIT ***

Mark D. Keskeny

**2006**
**Shareholder Proposal**

Mark D. Keskeny, 6434 Fair Oaks Blvd. #177, owning 100 shares of Common Stock of the Company, has given notice that the shareholder intends to present for action at the annual meeting the following resolution:

WHEREAS, the Company, through its At-Home Services installation program, currently offers installation programs for products including carpet, hard flooring, kitchen cabinets, countertops, exterior doors, garage doors, appliances, window treatments, water heaters, roofing, windows, vinyl siding, HVAC, generators, and many more in all Company stores.

WHEREAS, the Company advertises a price for the installation and describes the basic installation scope and materials to be provided by the installer at no additional charge to the customer. If the customer chooses to sign-up based on this information, the Company then collects a $50.00 non-refundable "measurement fee" which is then credited towards the installation.

WHEREAS, after collecting the $50.00 measurement fee, Company representatives added an additional installation fee for labor already included in the basic labor scope and added an additional amount for the same materials which were originally listed as being provided free of charge by the installer. The customer would either have to agree to pay the additional amounts or they would lose the $50.00 measurement fee they had already invested.

NOW THEREFORE BE IT RESOLVED, that the shareholders request:

1. That the Company voluntary offer refunds in the form of cash or Company branded gift cards as restitution to all those customers who were overcharged and/or who paid the $50.00 measurement fee, but did not agree to the installation because the amount later quoted exceeded the advertised price. The Company would send claim forms and would post notices in all stores. Customers would have one year to file a claim. As an added incentive, to keep the monies within the Company, customers who choose gift cards in lieu of cash would receive 1 1/2 times the amount due to be refunded.

The shareholder has submitted the following statement in support of the resolution:

Advertising a lower price, then collecting a non-refundable fee, and then changing the price may be considered a questionable business practice and a "bait and switch" tactic. The Company has a strong brand name and favorable reputation. Voluntarily refunding customers may eliminate further action by customers and may save the Company additional amounts it would have had to pay if it challenged.

Mark D. Keskeny



MARK D. KESKENY
5346 Monitor Avenue, Carmichael, CA 95608

**CERTIFIED MAIL**



7003 3110 0006 0984 8266


4.42
U.S. POSTAGE

RETURN RECEIPT
REQUESTED

The Home Depot
Secretary - Shareholder Proposals
2455 Paces Ferry Road, N.W.
Atlanta, GA 30339

FIRST CLASS

30339+1834 

**Exhibit B**

(2004 Proxy Statement Disclosure)

# GENERAL

## COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

None of the members of the Board of Directors who served on the Compensation Committee during Fiscal 2003 were officers or employees of the Company or any of its subsidiaries or had any relationship with the Company requiring disclosure under SEC regulations.

## INSIDER TRANSACTIONS

In connection with their employment, each of Robert L. Nardelli, Dennis M. Donovan and Frank L. Fernandez received a loan of $10 million, $3 million and $500,000, respectively, from the Company. The terms of the loans to Messrs. Nardelli, Donovan and Fernandez are more fully described under "Executive Compensation." The maximum amounts outstanding during Fiscal 2003 relating to the loans to Messrs. Nardelli, Donovan and Fernandez were $6,352,200, $3,174,000 and $529,000, respectively. As of March 1, 2004, the amounts outstanding relating to the loans to Messrs. Nardelli, Donovan and Fernandez were $4,037,850, $3,113,623 and $518,066, respectively.

In connection with a relocation at the request of the Company, William E. Patterson, President – Central Division, received a loan of $500,000 from Home Depot U.S.A., Inc., a wholly-owned subsidiary of the Company in October 2001. No interest accrues under the loan. The loan is due and payable on the first to occur of October 29, 2006 or 90 days after the effective date of his resignation or termination. Any payment of principal that is not made when due shall bear interest at a rate equal to the maximum amount permitted by the laws of Illinois. The maximum amount outstanding during Fiscal 2003 and the amount outstanding at the end of Fiscal 2003 relating to the loan was $500,000.

The Home Depot has purchase, finance and other transactions and relationships in the normal course of business with companies with which The Home Depot directors are associated, but which are not sufficiently significant to be reportable. We believe that all of these transactions and relationships during Fiscal 2003 were on terms that were reasonable and competitive. Additional transactions and relationships of this nature may be expected to take place in the ordinary course of business in the future.

## COMPLIANCE WITH SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING REQUIREMENTS

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers and persons who own more than ten percent of a registered class of the Company's equity securities to file with the Securities and Exchange Commission and the New York Stock Exchange reports of ownership and changes in beneficial ownership of the Company's common stock. Directors, executive officers and greater than ten percent stockholders are required to furnish the Company with copies of all Section 16(a) forms they file. Based solely on a review of the copies of these reports furnished to the Company or written representations that no other reports were required, we believe that during fiscal year 2003, all our directors, executive officers and greater than ten percent beneficial owners complied with these requirements.

## AVAILABILITY OF FORM 10-K AND ANNUAL REPORT TO STOCKHOLDERS

Rules promulgated by the Securities and Exchange Commission require us to provide an Annual Report to stockholders who receive this Proxy Statement. We will also provide copies of the Annual Report to brokers, dealers, banks, voting trustees and their nominees for the benefit of their beneficial owners of record. Additional copies of the Annual Report, along with copies of our Annual Report on Form 10-K for Fiscal 2003 (without exhibits or documents incorporated by reference), are available without charge to stockholders upon written request to Investor Relations, The Home Depot, Inc., 2455 Paces Ferry Road, Atlanta, Georgia 30339, by calling (770) 384-4388 or via the Internet at www.homedepot.com.

## STOCKHOLDER PROPOSALS

To be considered for inclusion in next year's Proxy Statement or considered at next year's annual meeting but not included in the Proxy Statement, stockholder proposals must be submitted in writing by December 13, 2004. Nominations of candidates to stand for election at the 2005 Annual Meeting of Stockholders must be received 30 days prior to the date of such meeting. All written proposals or nominations should be submitted to: Corporate Secretary, The Home Depot, Inc., 2455 Paces Ferry Road, Atlanta, Georgia 30339.

## OTHER PROPOSED ACTIONS

If any other items or matters properly come before the Meeting, the proxies received will be voted on those items or matters in accordance with the discretion of the proxy holders.

## SOLICITATION BY BOARD; EXPENSES OF SOLICITATION

Our Board of Directors has sent you this Proxy Statement. Our directors, officers and associates may solicit proxies by telephone or in person. In addition, we have hired D.F. King & Co., Inc. to assist us in soliciting proxies, which it may solicit by telephone or in person. We anticipate paying D.F. King a fee of $17,500, plus expenses. We will also reimburse the expenses of brokers, nominees and fiduciaries who send proxies and proxy materials to our stockholders.

CLEARY GOTTLIEB STEEN & HAMILTON LLP

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470
(212) 225-2000
FACSIMILE (212) 225-3999
WWW.CLEARYGOTTLIEB.COM

WASHINGTON, DC • PARIS • BRUSSELS
LONDON • MOSCOW • FRANKFURT • COLOGNE
ROME • MILAN • HONG KONG • TOKYO




January 28, 2005

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0402

Re: The Home Depot, Inc. – Stockholder Proposal of Mark D. Keskeny

Ladies and Gentlemen:

By letter dated January 27, 2005, we requested that the Staff of the Division of Corporation Finance confirm that enforcement action will not be recommended against our client, The Home Depot, Inc. (the "Company"), for excluding a stockholder proposal (the "2005 Proposal") submitted by Mark D. Keskeny (the "Proponent") from its proxy materials for the 2005 Annual Meeting of Stockholders. In that letter, we inadvertently attached as an exhibit a second proposal submitted by the Proponent for inclusion in the Company's proxy materials for the 2006 Annual Meeting of Stockholders (the "2006 Proposal"). The request for the Staff's action relates solely to the 2005 Proposal, which is attached as Exhibit A hereto. Accordingly, the Staff should disregard the 2006 Proposal in considering our January 27 letter. If you have any questions or need any further information, please call the undersigned at (212) 225-2472.

Very truly yours,

Janet L. Fisher / NVH

Janet L. Fisher

**2005**
**Shareholder Proposal**

Mark D. Keskeny ("the shareholder"), 6434 Fair Oaks Blvd. #177, owning 100 shares of Common Stock of the Company, has given notice that the shareholder intends to present for action at the annual meeting the following resolution:

WHEREAS, the Company, through its At-Home Services installation program, operating under California Contractors License #602331, installed a Whole House Fan with building code violations.

WHEREAS, the Company did not secure required county building permits for any of the Whole House Fans it installed throughout the State of California.

NOW THEREFORE BE IT RESOLVED, that the shareholders request:

1. That "warning letters" be sent to all customers statewide who had these fans installed. The content/wording and completeness of the letters would be OK'd by in-house Company counsel. Information would include that their fans should be boxed, not have dangling electrical wires, and the on/off switch should not flash (arc) because it was not wired to the junction box. The letters would be sent with sufficient postage, by certified mail, or if by regular mail, with the shareholder observing the delivery and transfer to the U.S. Postal Service along with the count.

The shareholder has submitted the following statement in support of the resolution:

There is reason to believe that there are many, many more unreported improper installations. Company installers could either be unqualified and/or could intentionally "cut corners" during the installations. Installers knew that the Company:

1) Did not pull permits and that their installations would not be inspected by county officials.
2) The Company itself does not intermittently quality check any installations, even though the customer agreement says they can, implying that they do inspect.
3) Homeowners who pay $375 for 65 minutes of work would most likely not know what is a proper installation and it would have to be explained to them by someone else with technical knowledge.
4) There are no Company employees available with technical installation knowledge and of building code requirements.
5) The area of installation is often inconspicuous, difficult or impossible to gain access to, and would most likely go undiscovered.
6) It is Company policy to automatically have the same installer return without the Company getting involved and viewing and becoming aware of the extent of the poor workmanship firsthand, so if by chance it were discovered, the Company,

nor any outsider would see it. They would only have to comply with building code and repair the few who spotted and complained and it.

7) It could be much, much later until it was discovered and the installers may be long gone and/or no longer any paper trail.

Improper electrical can cause fires. Insurers could use subrogation. Not notifying customers could pose too much liability to the Company and ultimately shareholders.

*** 500 WORD LIMIT ***

Mark D. Keskeny

CERTIFIED MAIL™

ESKENY
..rmichael, CA 95608


7003 3110 0006 0984 8266


JAN 15 '05
CA
PB METER
8317397
4.42
U.S. POSTAGE

.TURN RECEIPT REQUESTED

The Home Depot
Secretary - Shareholder Proposals
2455 Paces Ferry Road, N.W.
Atlanta, GA 30339

FIRST CLASS

30339+1834

**DIVISION OF CORPORATION FINANCE**
**INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 17, 2005

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: The Home Depot, Inc.
Incoming letter dated January 27, 2005

The proposal relates to sending letters.

There appears to be some basis for your view that Home Depot may exclude the proposal under rule 14a-8(e)(2) because Home Depot received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if Home Depot omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

We note that Home Depot did not file its statement of objections to including the proposal in its proxy materials at least 80 days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we grant Home Depot's request that the 80-day requirement be waived.

Sincerely,



Robyn Manos
Special Counsel